UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )*

KALOBIOS PHARMACEUTICALS, INC.

(Name of Issuer)

Common stock

(Title of Class of Securities)

48344T100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baxter International Inc. 36-0781620
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,000,308*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 3,000,308*
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,308*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.99%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Does not give effect to a reverse stock split of the issuer’s issued and outstanding capital stock which became effective on January 15, 2013. See Item 4.
**	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as disclosed in issuer’s Form 10-Q for the period ended September 30, 2012 and does not give effect to a reverse stock split of the issuer’s issued and outstanding capital stock which became effective on January 15, 2013. See Item 4.

Page 3 of 5 Pages

Item 1.	(a) Name of Issuer:

KaloBios Pharmaceuticals, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

260 East Grand Ave., South San Francisco, CA 94080

Item 2.	(a) Name of Person Filing:

Baxter International Inc.

(b)	Address of Principal Office or, if none, Residence:

One Baxter Parkway, Deerfield, Illinois 60015-4625

(c)	Citizenship or Place of Organization:

Delaware

(d)	Title of Class of Securities:

Common stock

(e)	CUSIP Number:

48344T100

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 3,000,308*

*	Does not give effect to a reverse stock split of the issuer’s issued and outstanding capital stock which became effective on January 15, 2013.

Page 4 of 5 Pages

(b)	Percent of class: 27.99%**

**	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as disclosed in issuer’s Form 10-Q for the period ended September 30, 2012 and does not give effect to a reverse stock split of the issuer’s issued and outstanding capital stock which became effective on January 15, 2013.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,000,308*

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,000,308*

(iv)	Shared power to dispose or to direct the disposition of: 0

*	Does not give effect to a reverse stock split of the issuer’s issued and outstanding capital stock which became effective on January 15, 2013.

As of December 31, 2012, the reporting person owned 3,000,308 shares of issuer’s Series D Preferred Stock, convertible on a one-to-one basis into shares of issuer’s common stock. In accordance with Rule 13d-3, the reporting person’s percentage ownership is calculated on the assumption that no other shares of issuer’s convertible preferred stock are converted into common stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification:

N/A

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

BAXTER INTERNATIONAL INC.

By:	/s/ Stephanie A. Shinn
	Name:	Stephanie A. Shinn
	Title:	Corporate Vice President,
Associate General Counsel and
Corporate Secretary